Exhibit 2.06
                            FORM OF

                       SEVERANCE PROGRAM

                               OF

                  DEBARTOLO REALTY CORPORATION

                               AND

              DEBARTOLO PROPERTIES MANAGEMENT, INC.




                        SEVERANCE PROGRAM
                               OF
                  DEBARTOLO REALTY CORPORATION AND
                     DEBARTOLO PROPERTIES MANAGEMENT, INC.
     DeBartolo Realty Corporation (the "Company") believes that the best interests of the Company and DeBartolo Property Management, Inc. ("DPMI") will be served if certain employees are encouraged to remain with the Company and DPMI after the consummation of the merger of Day Acquisition Corp. into the Company pursuant to the Agreement and Plan of Merger Dated as of March __, 1996 among Simon Property Group, Inc., Day Acquisition Corp. and the Company (the "Merger Agreement"). Accordingly, the Company hereby establishes this "Severance Program of DeBartolo Realty Corporation and DeBartolo Properties Management, Inc." (the "Program") for the benefit of such employees.
                             SECTION  DEFINITIONS

     In addition to the terms defined in the preceding paragraph, the following definitions shall apply for purposes of the Program.

          "Annual Salary" means an Eligible Employee's annual rate of base salary as in effect immediately prior to the Effective Time.
          "Board" means the Board of Directors of the Company.

      "Bonus" means the maximum annual bonus which would be payable to the Eligible Employee for the calendar year in which an Eligible Termination occurs, calculated on the assumption of full achievement of the applicable target performance goals established under the applicable bonus plan with respect to that year; provided, however, that in no event shall the Bonus be less than the highest annual bonus paid to the Eligible Employee during the three years immediately preceding the year in which an Eligible Termination occurs.
          "Cause" means any of the following, other than due to an Eligible Employee's Permanent Disability or death:
          an Eligible Employee's continuing willful neglect of, or refusal to perform, the duties required or associated with the Eligible Employee's employment; or
          conviction of a felony, or a misdemeanor involving fraud, theft, larceny, or embezzlement.
          "Code" means the Internal Revenue Code of 1986, as amended from time to time.
          "Common Stock" means the common stock of Simon, par value $0.0001 per share.
          "Committee" means the Committee of the Board designated to administer the Plan.
              "DRC Companies" means the Company, DPMI, and their respective successors.

          "Effective Time" means the "Effective Time" as defined in Section 1.3 of the Merger Agreement.

      "Eligible Employee" means a full-time employee of any of the DRC Companies, other than Richard S. Sokolov.

      "Eligible Termination" means an involuntary termination of employment without Cause (other than by reason of Permanent Disability or death), or a resignation for Good Reason, which occurs within the two-year period following the Effective Time; provided, however, that the transfer of employment to another employer that is one of the DRC Companies or the Simon Companies shall not in itself constitute an Eligible Termination (but any such transfer will not preclude another or accompanying event or reason from constituting or causing an Eligible Termination, and the protections of the Program and corresponding obligations of the Company will remain in effect following any such transfer of employment).

      "Good Reason" means any one or more of the following actions, without an Eligible Employee's express prior written consent or approval, other than due to an Eligible Employee's Permanent Disability or death:

          any removal of the Eligible Employee from any of the positions he or she holds immediately prior to the Effective Time or an elimination of any such positions, when the effect of such removal or elimination is a material diminution of status, responsibilities or duties; or

          any reduction of an Eligible Employee's Annual Salary.

              "Permanent Disability" means an Eligible Employee's inability, by reason of any physical or mental impairment, to substantially perform the significant aspects of his or her regular duties, which inability is reasonably contemplated to continue for at least one (1) year from its incurrence.
      "Program" means the Severance Program of DeBartolo Realty Corporation and DeBartolo Properties Management, Inc., as set forth herein.
      "Simon" means Simon Property Group, Inc.
            "Simon Companies" means Simon and its subsidiaries and affiliates, and any successor or successors thereto.

      "Years of Service" means the number of full and partial years that an Eligible Employee served as a full-time employee or any DRC Company or any predecessor thereto including, without limitation, The Edward J. DeBartolo Corporation.


                  SECTION   EFFECT OF AN ELIGIBLE TERMINATION

      If an Eligible Employee incurs an Eligible Termination, the Eligible Employee shall be entitled to all applicable benefits provided hereafter in this Section 2 or as otherwise set forth in this Program.

          Payment of Severance Benefit: Within five (5) business days after the date of his or her Eligible Termination, either Simon or the Company shall pay or cause to be paid to the Eligible Employee a single lump sum amount, in cash, as follows:
          (i) in the case of an Eligible Employee whose title is Senior Vice President or higher, the sum of (A) the Eligible Employee's Annual Salary, and (B) the Eligible Employee's Bonus;
          (ii) in the case of an Eligible Employee whose title is Vice President, the sum of (A) one-half of the Eligible Employee's Bonus, and (B) the higher of (1) the Base Severance Benefit, or (2) one-half of the Eligible Employee's Annual Salary;
          (iii) in the case of an Eligible Employee who is neither a Senior Vice President nor a Vice President but who is a participant in the Company's Short-Term Incentive Plan, the sum of (A) one-quarter of the Eligible Employee's Bonus, and (B) the higher of (1) the Base Severance Benefit, or (2) one-quarter of the Eligible Employee's Annual Salary; and
          (iv) in the case of any other Eligible Employee, the Base Severance

          Benefit.  For purposes of the Program, the "Base Severance Benefit"

          shall mean a severance benefit based on an Eligible Employee's Years of Service, determined as follows:

               Years of Service         Severance Benefit
               ----------------         -----------------
                    1 - 5               1/4 Annual Salary
                    6 - 10              1/3 Annual Salary
                   11 - 15              1/2 Annual Salary
                   16 - 20              3/4 Annual Salary
                   21 or more           1 x Annual Salary

Amounts payable to an Eligible Employee under this Section 2.1(a) shall not be duplicative of amounts payable as severance to such Eligible Employee pursuant to a written employment agreement or employment letter with any DRC Company, provided that (1) any such Eligible Employee shall be entitled to the higher of the amount payable under this Section 2.1(a) or under such agreement or letter, and (2) any amounts so payable to such Eligible Employee shall be paid in a single lump sum as provided in this Section 2.1(a).
          Payment of Accrued But Unpaid Amounts: Within twenty (20) business days after the date of his or her Eligible Termination, the Company shall pay the Eligible Employee any unpaid portion of the Eligible Employee's bonus accrued with respect to the full calendar year ended prior to the date of the Eligible Termination and all compensation earned by such Eligible Employee but not yet paid (including cash compensation for vacation days, sick days and personal days accrued but not taken as of the date of the Eligible Termination, based on the Annual Salary amount converted to a per diem equivalent in accordance with the Company's normal payroll practices as in effect prior to the Effective Time), except that any compensation deferred by the Eligible Employee under any qualified or non-qualified deferred compensation plans shall be paid in accordance with the terms and provisions of such plans.
          Vesting of Deferred Stock Stay Bonus: With respect to an Eligible Employee who received a stay bonus of deferred shares of Common Stock described in Section 5.12(b)(iii) of the Merger Agreement (a "Deferred Stock Stay Bonus"), any shares of Common Stock subject to such Deferred Stock Stay Bonus which have not vested as the date of his or her Eligible Termination shall immediately vest and be issued by Simon to the Eligible Employee within five
(5) business days after such Eligible Termination, provided that Simon may elect to pay cash in lieu of such shares of Common Stock equal to the aggregate fair market value of such shares of Common Stock as of the date of such Eligible Termination. For this purpose, the "fair market value" of a share of Common Stock shall be the mean between the highest and lowest sales prices of the Common Stock on the New York Stock Exchange on such date.
          Each Eligible Employee who incurs an Eligible Termination shall also receive continued health care coverage and outplacement services, each at the Company's expense for a period of three months following such Eligible Termination.
      Maximum Benefits: Anything in Section 2.1 to the contrary notwithstanding, payments under Section 2.1 shall not exceed the maximum amount which can be paid to an Eligible Employee without causing such payments to be treated as "parachute payments" for purposes of Section 280G of the Code (determined by taking into account all payments made to the Eligible Employee under any other plan or arrangement that are taken into account for purposes of
Section 280G).
      Mitigation: An Eligible Employee shall not be required to mitigate damages or the amount of any payment provided for under this Program by seeking other employment or otherwise, and compensation earned from such employment or otherwise shall not reduce the amounts otherwise payable under this Program.
No amounts payable under this Program shall be subject to reduction or offset in respect of any claims which the Company or any member of the DRC Companies (or any other person or entity) may have against the Eligible Employee.
      Withholding: The Company may, to the extent required by law, withhold applicable federal and state income, employment and other taxes from any payments due to any Eligible Employee hereunder.
     SECTION   LIMITS ON AMENDMENT OR TERMINATION; EFFECT ON OTHER PLANS
              The Company may terminate this Program prior to the Effective Time. As of the Effective Time, this Program (expressly including, but not limited to, this Section 3) shall remain in effect, and may not be altered or amended in any way which would adversely affect the rights of any Eligible Employee hereunder, for two (2) years following the Effective Time, and for such additional time as may be necessary to give effect to the terms of the Program as in effect at the Effective Time. Thereafter, the Company may amend or terminate this Program in any manner which does not adversely affect the rights of any Eligible Employee who has incurred an Eligible Termination.

      An Eligible Employee shall, after the date of his or her Eligible Termination, retain all rights (to the extent any such rights existed at any time prior to the Effective Time) to indemnification under applicable law or under the applicable DRC Companies' Certificate of Incorporation or By-Laws, as they may be amended or restated from time to time. In addition, to the extent coverage had been otherwise available to the Eligible Employee prior to the Effective Time, the Company shall maintain Director's and Officer's liability insurance on behalf of the Eligible Employee as set forth in Section 5.14 of the Merger Agreement.


                    SECTION   ADMINISTRATION OF THE PROGRAM

      The Committee shall be the Administrator of this Program and shall have the exclusive right, power and authority to:

          interpret, in its sole discretion, any and all of the provisions of the Program;
          establish a claims review procedure, if necessary and advisable; and consider and decide conclusively any questions (whether of fact or otherwise) arising in connection with the administration of the Program or any claim for a benefit arising under the Program.



                            SECTION   MISCELLANEOUS

      Neither the establishment of the Program nor any action of the Company, any other member of the DRC Companies or the Simon Companies, the Committee, or any fiduciary shall be held or construed to confer upon any person any legal right to continued employment with the Company or with any of the DRC Companies or the Simon Companies. Nothing in the Program shall be construed to prevent the Company or any of the DRC Companies or the Simon Companies from terminating an Eligible Employee's employment for Cause. If an Eligible Employee is terminated for Cause, the Company shall have no obligation to make any payments under this
Program, except for payments that may otherwise be payable under then existing employee benefit plans, programs and arrangements of any of the DRC Companies or the Simon Companies.
      Benefits payable under the Program shall be paid out of the general assets of the Company. The Company is not required to fund the benefits payable under this Program; provided, however, nothing in this Section 5.2 shall be interpreted as precluding the Company from funding or setting aside amounts in anticipation of paying any such benefits.
      Benefits payable under the Program shall not be subject to assignment, alienation, transfer, pledge, encumbrance, commutation or anticipation by any Eligible Employee. Any attempt to assign, alienate, transfer, pledge, encumber, commute or anticipate Program benefits shall be void. In addition, no rights or interest under the Program shall be in any manner subject to levy, attachment or other legal process to enforce payment of any claim against any Eligible Employee except to the extent required by law.
      Except as otherwise provided herein, this Program shall be binding upon, inure to the benefit of and be enforceable by the Company and the Eligible Employees and their respective heirs, legal representatives, successors and assigns. If the Company shall be merged into or consolidated with another entity, the provisions of this Program shall be binding upon and inure to the benefit of the entity surviving such merger or resulting from such consolidation, and such provisions shall also be binding upon and inure to the benefit of any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company, and such successor shall assume and perform the obligations, responsibilities and liabilities to which the Company or any of the DRC Companies is subject under this Program in the same manner and to the same extent that the Company or any of the DRC Companies would be required to perform if no such succession had taken place. The provisions of this Section
5.4 shall continue to apply to each subsequent employer of any Eligible Employee in the event of any subsequent merger, consolidation or transfer of assets of any such subsequent employer.
      This Program shall be governed by and construed in accordance with the laws of the State of Ohio (without reference to rules relating to conflicts of laws), except to the extent superseded by applicable federal law.
      Any action required or permitted to be taken by the Company under this Plan shall be taken by the Board or by the Committee, or any designee of the Committee pursuant to Section 4, in each case subject to the limits on amendment and termination contained in Section 3 hereof.
      The payment of benefits under this Program to an Eligible Employee who has incurred an Eligible Termination may, at the time of payment, be conditioned upon the Eligible Employee agreeing to and signing (i) a customary exit letter that may contain confidentiality, future cooperation and other similar and customary provisions, if requested, and (ii) a general release of employment and other claims that the Eligible Employee may have; provided, however, that in no event shall entitlement to benefits under this Program be conditioned upon an Eligible Employee's agreement to refrain from seeking or accepting employment with a competitor of any of the DRC Companies or the Simon Companies or otherwise seeking or accepting any gainful employment with any employer.

      Benefits payable to an Eligible Employee under this Program shall not be taken into account for purposes of determining such Eligible Employee's entitlement to, or amount of, benefits under any other employee benefit plan or arrangement of the DRC Companies or the Simon Companies.